SOLBEC
PHARMACEUTICALS LTD

APPOINTMENT OF NEW DIRECTOR AND ISSUE OF OPTIONS

Perth, Australia. Tuesday 4 September 2007: Solbec (ASX: SBP) is pleased to announce it has appointed Grant Bennett as a Director of the Company.

Mr Bennett, who is the grandson of the late Peter Wright, the well-known Western Australian Mining Entrepreneur, and his family have been long time supporters of Solbec and have a particular interest in the possible palliation potential in mesothelioma sufferers of Solbec's lead compound Coramsine®.

As part of the support , the Bennett family controlled A.M.B. Holdings Pty Ltd has put in place a stand by debt facility of $1.5M which the Company is entitled (but not obligated) to draw down on at any time over the next 24 months. In consideration of the facility and the possibility of the Company working with the Bennett family on mesothelioma palliation potential, the Company has agreed to issue to A.M.B. Holdings Pty Ltd 10,000,000 options at an excise price of $0.07 (being some 80% above the current share price) with a term of 36 months.

Further information:

Tony Kiernan Chairman Tel: (+61 8) 9323 0999 Mob: 0418 912 843 Email: tony.kiernan@solbec.com.au	David Sparling: General Manager Tel: (+61 8) 9446 7555 Mob: 0417 721 972 Email: david.sparling@solbec.com.au